

May 5, 2015

Via E-mail
Andre Pires de Oliveira Dias
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

Re: **Gerdau S.A.**
       Form 20-F for Fiscal Year Ended December 31, 2014
       Filed March 31, 2015
       File No. 1-14878

Dear Mr. Pires de Oliveira Dias:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 52
Operating Results, page 56

1. We note your disclosures on page F-27 that you evaluated the impact of Law 12.973/14 and determined that the new legislation did not show material tax effects. However, we note that the impact of implementing the new legislation resulted in the recognition of a tax expense that reduced income before taxes by 6.6%. As such, it is unclear without further disclosures why the new legislation was early adopted during fiscal year 2014. Please advise.

2. We further note that early adoption of the new legislation was only to the subsidiary, Gerdau Internacional Empreendimentos Ltda. Please tell us if you or any of your other subsidiaries are required to adopt the new legislation during fiscal year 2015. To the extent that any of your other subsidiaries are required to adopt the new legislation during fiscal year 2015 and the impact could materially your future net income, revise your disclosures to comply with Item 5.D. of Form 20-F.

3. Please revise your discussion and analysis to include expanded disclosures about why interest on equity declined during fiscal year 2014 and whether this trend is expected to continue during fiscal year 2015. Further, the analysis provided does not communicate to investors the specific facts and circumstances that led to a material decline in your effective tax rate to 11.2% for fiscal year 2014 as compared to 16.6% for fiscal year 2013. In this regard, a statement that a decrease in income before income taxes does not provide any insight into the decrease in the effective tax rate. Please refer to Item 5.D. of Form 20-F for guidance.

Note 2 – Summary of Significant Accounting Practices, page F-8
a) Investments in Subsidiaries, page F-8

4. We note that "[s]ubsidiaries are consolidated until the date on which control exists." Please tell us how this accounting policy complies with IFRS 10.20.

Note 10 – Property, Plant and Equipment, page F-28

5. Please revise your rollforward presentation to separately present the impairment of assets in accordance with IAS 16.73(e) and IAS 36.126.

6. Please tell us why you are only disclosing the carrying value of assets with impairment charges recognized in prior years and not also for the current year period impairment charges.

Note 27 – Impairment of Assets, page F-58
27.1 Goodwill impairment test, page F-58

7. We note your statement that the projections made in arriving at the estimated recoverable amount for your operating segments "provide a more challenging scenario than that in recent years." Please help us understand the reasonableness of your assumptions used for assessing goodwill for impairment for fiscal year 2014 beginning with the projected cash flows for the North America and Latin America segments in relation to the segment's historical results. For any material deviation from your historical results in your projections, please tell us the facts and circumstances that support the increased assumption. Please provide us with your calculations of the discount rates for North America and Latin America for the 2014 and 2013 impairment tests. Please provide us with the specific facts and circumstances that support a perpetuity growth rate of 3% for the North America and Latin America segments. Finally, please provide us with your consideration of your market capitalization when estimating the fair values of your operating segments.

27.2 Other assets Impairment test, page F-59

8. Please provide all of the disclosures required by IAS 36.130 for the asset impairment charge related to the Latin America reportable segment. For example, your disclosure does not appear to include a description that fully explains to investors the specific facts and

circumstances that led to the impairment loss; if the impairment charge was recognized at the individual asset level or at the cash-generating unit level including a description of the cash-generating unit; and the recoverable amount and how the recoverable amount was estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief